UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

2020 CHINACAP ACQUIRCO, INC.
(Name of Issuer)

Common Stock -- $0.0001 par value per share
(Title of Class of Securities)

90212G109
(CUSIP Number)

Fang Zheng
c/o Keywise Capital Management (HK) Limited
Room 4004-6, COSCO Tower
183 Queen’s Road Central, Hong Kong
Telephone number: +852 2815 7994
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

         September 10, 2009
(Date of Event which Requires Filing of this Statement)**

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Schedule 13D replaces the previously filed Schedule 13D of September 4, 2009 and Schedule 13D (Amendment No. 1) of September 15, 2009, filed under Keywise Greater China Opportunities Fund Ltd.  We are replacing Keywise Capital Management (HK) Limited and Keywise Greater China Opportunities Master Fund, which were inadvertently listed as the Reporting Persons, with Keywise Capital Management Limited, which serves as the investment manager to the Keywise Greater China Opportunities Master Fund.

SCHEDULE 13D

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CUSIP No. 90212G109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KEYWISE CAPITAL MANAGEMENT LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	873,600
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	873,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.3% based on 10,500,000 Shares outstanding.
14.	Type of Reporting Person: OO

SCHEDULE 13D

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CUSIP No. 90212G109
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FANG ZHENG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	873,600
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	873,600
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 873,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.3% based on 10,500,000 Shares outstanding.
14.	Type of Reporting Person: IN

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CUSIP No. 90212G109

This Statement on Schedule 13D relates to shares of Common Stock – $0.0001 par value per share (the “Shares”), of 2020 Chinacap Acquirco, Inc., a Delaware corporation (the “Company”).

This Statement replaces the Schedule 13D filed on September 4, 2009 (the “September 4 Schedule 13D”), and Schedule 13D (Amendment No. 1) filed on September 15, 2009 (the “September 15 Schedule 13D/A”), which were inadvertently filed under Keywise Greater China Opportunities Fund Ltd.

The September 4 Schedule 13D reported an aggregate amount of 632,000 Shares (approximately 6.0% of the total number of Shares outstanding) as beneficially owned, but inadvertently listed Keywise Capital Management (HK) Limited and Keywise Greater China Opportunities Master Fund as the Reporting Persons, instead of Keywise Capital Management Limited, together with Fang Zheng, as the Reporting Persons.  The September 15 Schedule 13D/A reported an aggregate amount of 873,600 Shares (approximately 8.3% of the total number of Shares outstanding) as beneficially owned, but inadvertently listed Keywise Capital Management (HK) Limited and Keywise Greater China Opportunities Master Fund as the Reporting Persons, instead of Keywise Capital Management Limited, together with Fang Zheng, as the Reporting Persons.

Item 1.            Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates to is the Shares.  The address of the principal executive office of the Company is c/o Surfmax Corporation, 221 Boston Post Road East, Suite 410, Marlborough, Massachusetts 01752.

Item 2.            Identity and Background

(a), (b) and (c) This Statement is being filed by Keywise Capital Management Limited (“Keywise Cayman”) and Fang Zheng (“Mr. Zheng”) (collectively, the “Reporting Persons”).  The address of the principal place of business of Keywise Cayman is Walker House, 87 Mary Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.  The address and principal business office of Mr. Zheng is Room 4004-6, COSCO Tower, 183 Queen’s Road Central, Hong Kong.

This Statement relates to the Shares (as defined herein) held for the account of Keywise Greater China Opportunities Master Fund, a Cayman Islands exempted company (“Keywise Opportunities Master Fund”).   Keywise Cayman serves as the investment manager to Keywise Opportunities Master Fund.   Keywise Capital Management (HK) Limited serves as the investment adviser to Keywise Cayman and to Keywise Opportunities Master Fund.  Mr. Zheng serves as the Director of Keywise Cayman and Keywise Capital Management (HK) Limited, and, in such capacity, may be deemed to have voting and dispositive power over the Shares held for Keywise Opportunities Master Fund.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Keywise Cayman is an Exempted Company incorporated in the Cayman Islands with Limited Liability. Mr. Zheng is a citizen of the People’s Republic of China.

Item 3.            Source and Amount of Funds or Other Consideration

Since July 12, 2009 (60 days prior to the date of the event requiring the filing of this Statement), all Shares acquired by the Reporting Persons were acquired for the account of Keywise Opportunities Master Fund.  The aggregate purchase price paid by the Reporting Persons for such Shares was approximately $6,882,384.90.  The source of funds for these acquisitions was the working capital of Keywise Opportunities Master Fund.

The securities held for Keywise Opportunities Master Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. The positions which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

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CUSIP No. 90212G109

Item 4.             Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transaction or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, and without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.             Interest in Securities of the Issuer

According to information filed by the Company with the U.S. Securities and Exchange Commission, as of June 30, 2009 the number of Shares outstanding was 10,500,000 based on the Company’s Report on Form 10-Q, filed on August 14, 2009.

(a)  Each of Keywise Cayman and Mr. Zheng may be deemed to be the beneficial owner of 873,600 Shares (approximately 8.3% of the total number of Shares outstanding) held for the account of Keywise Opportunities Master Fund.

(b)(i) Keywise Cayman may be deemed to have shared power to direct the voting and disposition of the 873,600 Shares that they may be deemed to beneficially own as set forth above.

(b)(ii) Mr. Zheng may be deemed to have shared power to direct the voting and disposition of the 873,600 Shares that they may be deemed to beneficially own as set forth above.

(c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since July 12, 2009 (60 days prior to the date of the event requiring the filing of this statement) by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

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CUSIP No. 90212G109

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated  under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks and other financial institutions.  These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.             Material to be filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

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CUSIP No. 90212G109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2009	KEYWISE CAPITAL MANAGEMENT LIMITED

By: /s/ Fang Zheng
Name: Fang Zheng
Title: Director of Keywise Capital Management Limited

Date: October 28, 2009	FANG ZHENG
By: /s/ Fang Zheng

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CUSIP No. 90212G109

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
2020 CHINACAP ACQUIRCO, INC.

Transactions in common stock for the account of Keywise Greater China Opportunities Master Fund:

Date of Transaction	Nature of Transaction	Number of Shares	Approximate Price per Share
August 25, 2009	PURCHASE	317,000	$7.87 USD
August 26, 2009	PURCHASE	315,000	$7.87 USD
September 10, 2009	PURCHASE	241,600	$7.90 USD

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CUSIP No. 90212G109
EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated October 28, 2009 by and among Reporting Persons	10

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CUSIP No. 90212G109

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock – $0.0001 par value per share of 2020 Chinacap Acquirco, Inc. dated as of October 28, 2009 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: October 28, 2009	KEYWISE CAPITAL MANAGEMENT LIMITED

By: /s/ Fang Zheng
Name: Fang Zheng
Title: Director of Keywise Capital Management Limited

Date: October 28, 2009	FANG ZHENG
By: /s/ Fang Zheng